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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Young, Stovall and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 South Dixie Highway
(No. and Street)

Miami (City) Florida (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roark A. Young (305) 666-2511
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Young, Stovall and Company, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Young, Stovall and Company as of December 31, 2004, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Young, Stovall and Company

Roark A. Young

Roark A. Young, President

Sworn to and subscribed before me this
_____ day of February, 2005.

____
(Signature of Notary Public)

Personally known: X

This report ** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income.
x (d) Statement of Cash Flows.
x (e) Statement of Changes in Stockholders' Equity.
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) And Oath or Affirmation.
__ (m) A copy of SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Young, Stovall and Company
Miami, Florida:

We have audited the accompanying statement of financial condition of Young, Stovall and Company (the "Company") at December 31, 2004, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 9, 2005

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

YOUNG, STOVALL AND COMPANY

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 42,200
Receivable from clearing organization	317,301
Securities owned	505,884
Premises and equipment	61,068
Other assets and prepaid expenses	67,787
Total	$ 994,240
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions payable	75,594
Payable to clearing broker	34,480
Accrued expenses and other liabilities	168,564
Total liabilities	278,638
Commitments and contingencies (Notes 4 and 8)	
Stockholders' equity:	
Common stock, $1.00 par value (authorized 1,000 shares; 625 issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	640,602
Total stockholders' equity	715,602
Total	$ 994,240

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Income

Year Ended December 31, 2004

Revenues:	
Commissions	$ 3,141,767
Participation in interest earned on customer accounts	340,605
Interest	16,705
Other	26,799
Total revenues	3,525,876
Expenses:	
Commissions	892,538
Compensation and employee benefits	839,822
Clearing fees and floor brokerage	177,604
Rent	185,662
Dues and subscriptions	165,209
Service contracts	149,160
Insurance	132,827
Legal and professional fees	73,207
Depreciation and amortization	13,559
Other	251,571
Total expenses	2,881,159
Net income	$ 644,717

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$ 625	74,375	892,322	967,322
Net income	-	-	644,717	644,717
Dividends paid	-	-	(896,437)	(896,437)
Balance at December 31, 2004	$ 625	74,375	640,602	715,602

See accompanying Notes to Financial Statements.

YOUNG, STOVALL AND COMPANY

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 644,717
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,559
Decrease in receivable from clearing organization	403,657
Increase in securities owned	(251,939)
Increase in other assets and prepaid expenses	(13,214)
Increase in payable to clearing broker	34,480
Increase in commissions payable	6,177
Increase in accrued expenses and other liabilities	39,962
Net cash provided by operating activities	877,399
Cash flows from investing activity-	
Purchases of premises and equipment	(21,252)
Cash flows from financing activity-	
Dividends paid	(896,437)
Net decrease in cash	(40,290)
Cash at beginning of year	82,490
Cash at end of year	$ 42,200
Supplementary cash flow information-	
Cash paid for interest during the year	$ 606

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

Young, Stovall and Company (the "Company") is a securities broker/dealer headquartered in Miami, Florida with branch offices in Aventura, Florida and Memphis, Tennessee. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of the term of the lease

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

(3) Securities Owned

Marketable securities owned consist of trading and investment securities as follows:

U.S. Government Agency notes, at quoted market value	$ 420,384
Corporate equities - readily marketable, at quoted market value	61,200
Corporate equities - not readily marketable, at estimated fair value determined by management	24,300
	$ 505,884

(4) Premises and Equipment

A summary of premises and equipment at December 31, 2004 is as follows:

Furniture and equipment	$ 144,341
Leasehold improvements	57,848
Computers	37,975
Total, at cost	240,164
Less accumulated depreciation and amortization	179,096
Premises and equipment, net	$ 61,068

The Company leases its office facilities under various operating leases. The Company's Memphis and Aventura offices are leased on a month-to-month basis. The Company's Miami and Aventura Florida offices are leased from a related party. Rent expense was $185,662 during the year ended December 31, 2004 and included $168,000 paid to related parties. The Miami lease expires in 2005, and is expected to be renewed. At December 31, 2004, approximate future minimum annual rental payments under noncancelable leases are approximately $28,000 for the year ending December 31, 2005.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds the securities purchased by the Company. At December 31, 2004, the balance outstanding was $34,480. This account is collateralized by securities with a carrying value of $505,884 and pays interest at a floating rate.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan to employees who have completed one year of service and have attained age twenty-one. The Company charged $21,787 to operations relating to plan contributions for the year ended December 31, 2004.

(continued)

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2004, the Company's minimum net capital requirement was $250,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $543,586 and the ratio of aggregate indebtedness to net capital was .45 to 1.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

YOUNG, STOVALL AND COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

NET CAPITAL

Total stockholder's equity		$ 715,602
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total ownership equity qualified for net capital		715,602
Deductions and/or changes:		
Premises and equipment	$ 61,068	
Securities - not readily marketable	24,300	
Other assets and prepaid expenses	67,787	153,155
Net capital before haircuts on securities positions		562,447
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Trading and investment securities:		
Debt securities	8,806	
Other securities	9,180	
Undue concentration	875	18,861
Net capital		$ 543,586

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 16,277
Minimum net capital required of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 293,586

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition - Commissions payable, accrued expenses and other liabilities	244,158
Total A.I. Liabilities from Statement of Financial Condition	$ 244,158
Ratio aggregate indebtedness to net capital	.45 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 9, 2005

Young, Stovall and Company
Miami, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Young, Stovall and Company (the "Company") for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Darden, Johnson & Smith PC